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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING


                                              Commission File Number 333-108397


(Check one):   (X) Form 10-K    (  ) Form 11-K    (  ) Form 20-F  (  ) Form 10-
Q  (  ) Form N-SAR

For period ended:  December 31, 2004

( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:




                                    PART I

                            REGISTRANT INFORMATION


          The Frontier Fund

       Full name of Registrant

                 N/A
     Former name, if applicable

  c/o Equinox Fund Management, LLC
   1660 Lincoln Street, Suite 100
Address of principal executive office
         (Street and Number)

       Denver, Colorado 80264
      City, State and Zip Code
















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                                    PART II



                            RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

{checked-box}(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; {checked-box}(b)The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date; and
{square}(c)The accountant's statement or other exhibit required by Rule 12b-
        25(c) has been attached if applicable.

                                   PART III

                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The Frontier Fund is a multi-advisor commodity pool which is composed of five separate series of units of beneficial interest with two separate sub-classes of units of beneficial interest in each series. The assets of each series are segregated from the assets of the other series; therefore, The Frontier Fund acts like five separate investment funds. Due to this complex nature of The Frontier Fund, instead of filing consolidated financial statements for The Frontier Fund for inclusion in the Form 10-K for the fiscal year ending December 31, 2004, we must file separate financial statements for each series of units of beneficial interest in The Frontier Fund. As this is the first audit of The Frontier Fund since The Frontier Fund commenced trading activities, the generation of such financial statements will require more time than previously-anticipated. As a result, we will not be able to file our annual report on Form 10-K for the fiscal year ended December 31, 2004, on a timely basis.

                                    PART IV

                               OTHER INFORMATION

                      (1)Name and telephone number of person to contact in
                         regard to this notification.

             Brent Bales       (303)          837-0600
           (Name)            (Area Code)   (Telephone Number)

                      (2)Have all other periodic reports required under Section
                         13 or 15(d) of the Securities Exchange Act of 1934 or
                         Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  (X)  Yes    (  )  No

                      (3)Is it anticipated that any significant change in
                         results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  (  )  Yes   (X)  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               THE FRONTIER FUND

                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2005           By :  /s/ Brent Bales
                                  Brent Bales
                                  Chief Financial Officer of
                                  Equinox Fund Management,
                                  LLC,
                                  the Managing Owner of
                                  The Frontier Fund




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